Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2013

DECLARES CASH DIVIDEND OF $0.30 PER SHARE

FOR THE FIRST QUARTER

SIGNS A LOAN AGREEMENT WITH DIANA SHIPPING INC. AND

ANNOUNCES INTENTION TO FILE FOR A $40 MILLION AT THE MARKET EQUITY OFFERING

AGREES TO SELL A PANAMAX CONTAINER VESSEL, THE M/V MERLION

ATHENS, GREECE, May 21, 2013 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, today reported a net loss of $31.8 million for the first quarter of 2013, compared to net income of $1.9 million for the same period of 2012, as a result of a non-cash impairment loss of $32.6 million recorded during the quarter for the vessels Maersk Madrid, Maersk Malacca and Maersk Merlion, without which the result for the first quarter of 2013 would be a profit of $0.8 million, while the earnings per share, basic and diluted, would be $0.03 for the quarter.

Time charter revenues were $15.1 million for the first quarter of 2013, compared to $12.4 million for the same period of 2012, mainly due to the increase in the number of vessels in the fleet following the delivery of the Cap Domingo, Cap Doukato, APL Sardonyx, APL Spinel and APL Garnet in February, March and November 2012 and the delivery of the Hanjin Malta in March 2013.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.30 per share. The cash dividend will be payable on or around June 12, 2013 to all shareholders of record as at June 4, 2013. The Company has 32,191,964 shares of common stock outstanding.

Loan Agreement with Diana Shipping Inc.

Separately, the Company also announced that yesterday, through a wholly-owned subsidiary, it has entered into a loan agreement with Diana Shipping Inc. (NYSE:DSX), pursuant to which Diana Shipping has agreed to loan the Company up to $50 million to fund vessel acquisitions and for general corporate purposes. The loan matures on the fourth anniversary of the Company’s initial draw down date, and amounts drawn under the loan will bear interest at the rate of LIBOR plus 5.0% per annum. In addition, the Company will pay Diana Shipping a variable back-end fee in an amount of up to 5.0%, in the aggregate, of the total amount outstanding under the loan. The unsecured loan is guaranteed by the Company. Under the loan agreement Diana Shipping must consent to the incurrence of further indebtedness by the Company. The loan agreement was approved by a committee of the independent directors of Diana Shipping Inc. and by all members of the Board of Directors of the Company.

Diana Containerships is also announcing that it expects to file for an at the market equity offering in an amount up to US$40 million to be sold within 12 months of commencement of the offering pursuant to its effective shelf registration statement.

Sale of m/v Merlion

In addition, the Company also announced that on May 17, 2013 it signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party the 1990-built vessel “Merlion” (ex “Maersk Merlion”) for demolition, with delivery due to the buyers by early June 2013, for a sale price of approximately US$10 million before commissions.

Upon completion of the aforementioned sale and the previously announced sale of m/v Malacca, Diana Containerships Inc.’s fleet will consist of 8 Panamax container vessels. A table describing the current Diana Containerships Inc. fleet can be found on the Company’s website, www.dcontainerships.com. Information included on the Company’s website does not constitute a part of this press release.

Fleet Employment Profile (As of May 21, 2013)

Currently Diana Containerships Inc.’s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**		Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Container Vessels
SAGITTA	A	$22,000		1.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13
		$7,250				15-Mar-13	15-Oct-13 - 15-Feb-14
2010 3,426
CENTAURUS	A	$7,500		3.50%	CMA CGM S.A.	13-Aug-12	1-Jun-13 - 13-Aug-13	1
2010 3,426
MALACCA	B	$21,450		1.25%	A.P. Moller - Maersk A/S	24-Jun-11	9-May-13	2
(ex Maersk Malacca)
1990 4,714
MERLION	B	$21,450		1.25%	A.P. Moller - Maersk A/S	19-Jun-11	14-May-13	2
(ex Maersk Merlion)
1990 4,714
MADRID		$21,450		1.25%	A.P. Moller - Maersk A/S	15-Jun-11	29-Apr-13	3,4
(ex Maersk Madrid)
1989 4,206
CAP DOMINGO	C	$22,750		0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	5,6
(ex Cap San Marco)		$22,850				6-Feb-13	6-Feb-14
2001 3,739		$23,250				6-Feb-14	23-Dec-14 - 23-Mar-15
CAP DOUKATO	C	$22,750		0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	5,6
(ex Cap San Raphael)		$22,850				6-Feb-13	6-Feb-14
2002 3,739		$23,250				6-Feb-14	23-Dec-14 - 23-Mar-15
APL SARDONYX	D	$24,750		1.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	6,7,8
1995 4,729
APL GARNET	D	$27,000		0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	6
1995 4,729
APL SPINEL	D	$24,750		1.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	6,7,8
1996 4,729
HANJIN MALTA		$25,550	US$	150 per day	Hanjin Shipping Co. Ltd., Seoul	15-Mar-13	30-Mar-16 - 15-May-16	6
1993 4,024

*	Each container vessel is a “sister ship”, or closely similar, to other container vessels that have the same letter.
**	Total commission paid to third parties.
***	Charterers’ optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1	Redelivery date based on latest information received by charterer.
2	Vessel sold and expected to be delivered to its new owners in early June 2013.
3	Vessel sold and delivered to its new owners on May 10, 2013.
4	A.P. Moller - Maersk A/S has agreed to compensate the owners for the early redelivery of the vessel by paying US$210,000.
5	For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.
6	For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.
7	The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer. Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.
8	Since December 28, 2012 charterers have changed to NOL Liner (Pte) Ltd.

Summary of Selected Financial & Other Data

	For the three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$15,137	$12,448
Voyage expenses	295	284
Vessel operating expenses	8,232	5,701
Net income / (loss)	(31,799)	1,868
FLEET DATA
Average number of vessels	10.2	7.0
Number of vessels	11.0	9.0
Ownership days	916	638
Available days	916	638
Operating days	916	638
Fleet utilization	100.0%	100.0%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$16,203	$19,066
Daily vessel operating expenses (2)	$8,987	$8,936

(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.
(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Containerships Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, May 21, 2013.

Investors may access the webcast by visiting the Company’s website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 412821.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.

FINANCIAL TABLES

Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
REVENUES:
Time charter revenues, net of prepaid charter revenue amortization	$15,137	$12,448

EXPENSES:
Voyage expenses	295	284
Vessel operating expenses	8,232	5,701
Depreciation	3,419	2,689
Management fees	305	315
General and administrative expenses	1,272	939
Impairment losses	32,626	—
Foreign currency losses / (gains)	45	(33)

Operating income / (loss)	(31,057)	2,553

OTHER INCOME / (EXPENSES):
Interest and finance costs	(755)	(711)
Interest Income	13	26

Total other expenses, net	(742)	(685)

Net income / (loss)	$(31,799)	$1,868

Earnings / (loss) per common share, basic and diluted	$(0.99)	$0.08

Weighted average number of common shares, basic	32,111,969	22,929,499

Weighted average number of common shares, diluted	32,111,969	22,934,228

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
Net income / (loss)	$(31,799)	$1,868

Comprehensive income / (loss)	$(31,799)	$1,868

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA

(Expressed in thousands of US Dollars)

	March 31, 2013	December 31, 2012
ASSETS

Cash and cash equivalents	$7,237	$31,526
Other current assets	5,581	5,386
Vessels’ net book value	238,515	260,945
Other fixed assets, net	358	—
Other non-current assets	43,164	39,188

Total assets	$294,855	$337,045

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities	$5,044	$6,110
Long-term debt, net of unamortized deferred financing costs	91,954	91,906
Other non-current liabilities	334	271
Total stockholders’ equity	197,523	238,758

Total liabilities and stockholders’ equity	$294,855	$337,045

OTHER FINANCIAL DATA

	For the three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$7,841	$7,153
Net Cash used in Investing Activities	(22,472)	(119,808)
Net Cash provided by / (used in) Financing Activities	(9,658)	79,969